Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 30, 2013

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Heartland International Value Fund (S000030101)

Dear Mr. Grzeskiewicz:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Heartland International Value Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A, in response to your oral comments of July 29, 2013 regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on July 18, 2013.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.
Staff Comment: With respect to the Comparison of Fees and Expenses, the Staff notes that the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement shown in the fees and expenses table are 1.72% and 1.49% for the Acquired Fund and Acquiring Fund, respectively, but that in the Example the amount of fees for both Funds in the one-year period is the same at $152.  Please review the table and Example to confirm the figures shown in the Example are correct.

Response: The Trust responds by stating supplementally that upon review of the fees and expenses table and Example, the Trust does not believe any revisions are necessary.

As described in footnote (2) to the fees and expenses table, pursuant to an operating expense limitation agreement between Heartland Advisors, Inc. and each Fund, the Advisor has agreed to waive its management fees and/or reimburse expenses of each Fund to ensure that Total Annual Fund Operating Expenses do not exceed 1.49% of the Fund’s average net assets (the “Expense Cap”), through at least May 1, 2014 for the Acquired Fund, and through at least May 1, 2016 for the Acquiring Fund.  However, prior to May 1, 2013, the Expense Cap for the Acquired Fund was 1.75% of the Fund’s average net assets.  The Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement of 1.72% reflected in the table for the Acquired Fund’s fiscal year ended May 31, 2013 represents a blend of the 1.75% Expense Cap in effect prior to May 1, 2013 and the 1.49% Expense Cap in effect from May 1, 2013 to May 31, 2013.  The one-year figures shown in the Example are identical and accurate for both Funds because both Funds are subject to the Expense Cap of 1.49% for the entire one-year period covered by the Example.

If you have any additional questions or require further information, please contact me at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
Secretary
Trust for Professional Managers